Exhibit 4.1
SIEMENS GROUP
SHARE MATCHING PLAN
effective as of November 14, 2008
Plan Rules
Purpose of the SMP
Siemens Aktiengesellschaft (“Company”) is the principal company of Siemens Group, a worldwide operating group with activities in almost 190 countries and approximately 400,000 employees worldwide (the Company together with its controlled affiliated companies in terms of section 15 of the German Stock Corporation Act, the “Siemens Group” and each of its affiliated companies, the “Group Company”).
With the aim of encouraging Siemens Group senior managers and employees to align their interests with those of the Siemens Group, the Company has decided to adopt a Share Matching Plan (“SMP”) which allows the Participating Group Companies (as defined below) to offer to their Eligible Employees (as defined below) the opportunity to acquire Siemens Shares and, subject to conditions provided for under the Plan, thereby getting the chance to benefit from Matching Shares.
The SMP shall be implemented in consecutive cycles (“Tranches”) with an offering to acquire Siemens Shares (each, an “Offering”) being made during each Tranche.
This document (“Plan Rules”) contains the terms and conditions of the SMP and determines the requirements, conditions and procedures for the individual implementation of each Offering of Siemens Shares under the SMP by each Participating Group Company.
1. Underlying Shares
Shares to be offered under the SMP are registered no par value shares of the Company, each entitling to one vote in the Company’s shareholders meeting (“Siemens Shares”).
Siemens Shares are listed on all German stock exchanges, the stock exchanges in New York (in form of American Depositary Shares evidenced by American Depository Receipts), London and Zurich as well as on the MTA International in Milan.
2. Implementation of Offerings under the SMP
2.1 Determination of the Tranches and Offerings by the Company
The implementation of each new Tranche under the SMP shall be decided by a resolution of the Supervisory Board of the Company with respect to the Company’s Managing Board members and by the Managing Board of the Company with respect to all other Eligible Employees. For this purpose, the Supervisory Board and the Managing Board, each in its sole discretion, shall decide with effect as of the same date (“Resolution Date”) upon the following matters:
- the opening of the relevant Tranche and its geographic scope;
- the definition of the groups of employees to which the Offering under the applicable Tranche shall be made;
- the dates and duration of the Offering associated with the applicable Tranche (“Offering Period”);
- the maximum volume of the Offering;
- the nature of the Siemens Shares (i.e., whether the Siemens Shares to be offered under the Offering shall be existing treasury Siemens Shares or newly-issued Siemens Shares issued pursuant to an increase of the Company’s registered share capital);
- the purchase price of the Investment Shares, which shall be fixed in accordance with the provisions of Section 4.3 below; and
- the Offering settlement date after which no payments will be accepted from the Participants (“Settlement Date”).
The Managing Board of the Company may decide on varying terms for specific countries, as the case may be, in particular for countries with lower income levels (“Low Income Countries”).
The Managing Board of the Company shall also determine in its sole discretion, if and to what extent Group Companies, which are fully consolidated, shall have the opportunity to participate in the relevant Tranche and shall determine the applicable conditions.
2.2 Individual Implementation of the Offerings by the Group Companies
The Managing Board of the Company from time to time in its sole discretion will designate the Group Companies eligible to participate in a Tranche which thereupon may decide in their discretion each individually to implement the Offering under such Tranche with respect to their Eligible Employees (as defined below).
Those Group Companies which elect to participate in the SMP shall conclude (or have concluded) an agreement with the Company which sets forth the rights and duties of the parties in respect of the participation of the respective Group Company in the SMP. The Group Companies which have joined the SMP as reflected by the abovementioned agreement are referred hereinafter, together with the Company, as “Participating Group Companies” with respect to a Tranche.
To the extent required under applicable local laws, the relevant board or officer of each Participating Group Company shall take such actions as shall be required under local law for the implementation of such new Tranche for such Participating Group Company’s Eligible Employees (as defined below).
The determinations made with respect to each Tranche and associated Offering, including any country-specific determinations, shall be incorporated by reference into the Rules and treated as part of the Rules. Provisions of separate Offerings need not be identical.
The Offerings by the Participating Group Companies to their Eligible Employees are made upon the terms and conditions determined by the Managing Board of the Company as provided in Section 2.1 above.
Any Offerings made under the SMP are voluntary benefits of the Company or the Participating Group Companies, as the case may be. Even if Offerings under the SMP have been made repeatedly, there is no entitlement for a renewed Offering or a benefit of equal value.
3. Eligible Employees
All employees on the pay-roll of a Participating Group Company as of October 1st of the calendar year in which a Tranche commences are eligible to participate in this respective Offering made under the SMP (“Eligible Employees”). Members of the Managing Board of the Company are eligible to participate under the same conditions and are, for the purpose of this Plan Rules, also referred to as Eligible Employees.
Notwithstanding the foregoing, a person’s status as an Eligible Employee with respect to the Tranche shall remain entirely at the discretion of the Company and/or the relevant Participating Group Company.
Each Eligible Employee having acquired Siemens Shares under the SMP is referred hereinafter as a “Participant”.
4. Acquisition of Investment Shares
Pursuant to the SMP, Eligible Employees are offered the opportunity to acquire Siemens Shares (“Investment Shares”) and, subject to conditions set forth below, benefit from the grant of Siemens Shares for free (“Matching Shares”). Each Participating Group Company which employs Eligible Employees at the end of the Offering Period is considered to be the company making the Offering to its respective Eligible Employees and granting Matching Shares under the SMP, and is referred to as the “Grantor”.
4.1 Purchase Orders
The acquisition of Investment Shares is made by the Eligible Employees by submitting a purchase order during the applicable Offering Period. Purchase orders are provided to the Eligible Employees by or on behalf of their respective employing Participating Group Companies in the form prescribed by the Company by or on behalf of the Participating Group Companies. Purchase orders may be made available to the Eligible Employees electronically on an Internet-based platform as administered by the service provider to be designated by the Company (“Service Provider”), currently UBS Deutschland AG, pursuant to Section 10, or by a

Participating Group Company. Eligible Employees will be informed in due time prior to the beginning of the Offering Period about the form of the Purchase Orders applicable for the respective Tranche. Purchase orders become final and binding to the Participants at the end of the applicable Offering Period.
4.2 Minimum and Maximum Purchase Amount
The acquisition of Investment Shares is subject to a minimum purchase amount equal to the purchase price of 3 Investment Shares fixed in accordance with Section 4.3 below and to a maximum purchase amount the amount of which is fixed for each category of Eligible Employees as follows:
(i)	for members of the Managing Board of the Company, top managers of the Company or a Participating Group Company within the E-level and senior managers of the Company or a Participating Group Company within the Global Position Level (GPL) 1, 2, 3 and 4, the maximum purchase amount is equal to 50% of the Eligible Employee’s gross annual bonus paid with respect to the Company’s fiscal year which precedes the Offering Period of the applicable Tranche, rounded down to the amount equal to the purchase price of the next lower entire number of Investment Shares;

(ii)	for all other Eligible Employees, the maximum purchase amount is fixed by the relevant Participating Group Company with respect to its Eligible Employees and shall be equal to an amount comprised between 3% and 5% of the Participant’s annual gross cash compensation (as determined on a country specific basis) for the calendar year in which an Offering Period under a particular Tranche occurs, rounded down to the amount equal to the purchase price of the next lower entire number of Siemens Shares.
Differing minimum and maximum purchase amounts may be determined for Low Income Countries.
Purchase orders will be processed only up to the above-mentioned limitations.
4.3 Purchase Price
The purchase price of one Investment Share shall be equal to the lowest share price of the Siemens Share fixed in a regulated market on any German stock exchange on the Resolution Date.
The purchase price shall be fixed in Euros for Eligible Employees employed by a Participating Group Company in the Euro-zone and in the respective local currency for Eligible Employees of Participating Group Companies outside the Euro-zone. For this purpose, the conversion of the purchase price into local currency shall be based on the applicable exchange rate most recently fixed by the European Central Bank on or most recently before the Resolution Date or, if no such exchange rate is available, as otherwise provided for by the Managing Board of the Company, subject to rounding.

4.4 Payment Method
All payments to be made by the Eligible Employee for the acquisition of Investment Shares are collected by the Participating Group Company through pay-roll deduction(s) which shall be made until the Settlement Date.
With respect to Eligible Employees under Section 4.2 (i), the pay-roll deduction shall be made in the month of payment of the annual bonus. Additional pay-roll deductions to be made until the Settlement Date may be decided by the Participating Group Company and communicated to the Eligible Employees locally.
With respect to Eligible Employees under Section 4.2 (ii), pay-roll deductions may be made in one or more times until the Settlement Date. Alternative collection of funds from the Eligible Employees may additionally or exclusively be offered. Country-specific pay-roll deduction(s) schedules or collection processes shall be communicated to the Eligible Employees locally.
Purchase orders will be processed up to the number of Investment Shares funded by payments made until the Settlement Date. Should the purchase price for the number of ordered Investment Shares exceed the amount of these payments, the number of ordered Investment Shares will be reduced in due proportion. Purchase orders will be deemed void without prior notice to the Eligible Employee to the extent the number of ordered Investment Shares remain unfunded.
Alternatively, in case that the purchase price for the number of ordered Investment Shares exceeds the amount deductible from the Eligible Employee’s pay-roll or collected otherwise from him/her until the Settlement Date, country-specific determinations of the Offering may provide (i) that such purchase orders shall become void without notice to the Eligible Employee with respect to all ordered Investment Shares or (ii) that such purchase orders remain valid and the respective Participant liable accordingly whereby the Participating Group Company may also deem such purchase orders void with respect to all or part of the ordered Investment Shares.
4.5 Delivery of Investment Shares
The Investment Shares acquired by the Participant shall be delivered by the Company on behalf of the Grantor to the Custody Account (as defined below in Section 11) as promptly as practicable after the Settlement Date and recorded in the name of the respective Participant in the share register of the Company.
5. Matching Shares
5.1 Entitlement to Matching Shares
For every 3 (three) Investment Shares Participants shall be entitled to 1 (one) Matching Share. To the extent the number of Investment Shares acquired is not 3 or in a multiple of 3, any Investment Shares under or above 3 or such multiple of 3 will produce no entitlement to receive any fractions of Matching Shares, but only an entitlement to cash compensation to be calculated in accordance with Section 5.4 below.

This entitlement is subject to compliance with the following conditions during the period starting on the last day of the Offering Period and ending on January 31, of the fourth calendar year beginning after the end of the Offering Period (“Vesting Period”):
(i)	continued employment of the Participant with the Grantor or another Group Company;

(ii)	continued holding of the relevant number of Investment Shares by the Participant in the Custody Account; and

(iii)	compliance with all terms and conditions of the SMP.
No hedging on Investment Shares (forward sale, put options, cash or physically settled derivatives) shall be permitted.
The entitlement to Matching Shares or cash compensation for (mathematical) fractions of Matching Shares corresponding to Investment Shares which are sold, transferred, pledged or hypothecated in any way during the Vesting Period shall be forfeited without prior notice or refund. This does not apply with respect to the agreement on the lien pursuant to section 14 of the General Business Conditions of UBS Deutschland AG or any comparable provision of any agreement with a future service provider.
The number of Matching Shares to which the Participant is generally entitled may be reduced due to withholding of taxes and social security contributions pursuant to Section 5.4.
5.2 Termination of Employment
If the Participant ceases to be employed with the Grantor or another Group Company prior to the end of the Vesting Period, the following rules shall apply. For the avoidance of doubt, transfers of employment without interruption within the Siemens Group shall have no impact on the vesting of Participant’s rights under the SMP.
(i)	if the Participant terminates his/her employment, or if the employing Group Company terminates the employment for cause, or if the employment is terminated by mutual agreement with the employing Group Company (other than for the avoidance of cancellation for operational reasons), or if the term of the Participant’s employment expires, any entitlement of the Participant to Matching Shares shall forfeit without prior notice or refund;

(ii)	if the employing Group Company terminates the employment without cause or for operational reasons (aus betriebsbedingten Gründen) or in the event of a termination by way of a cancellation contract for the avoidance of termination for operational reasons (Aufhebungsvertrag aus betriebsbedingten Gründen), or in the event of the Participant’s retirement pursuant to applicable laws or, in the absence of such laws providing for specific terms and conditions for retirement, pursuant to the rules of the Participating Group Company applicable in the particular country, or death, the Participant (or his/her heirs respectively) is only entitled to a cash compensation in lieu of Matching Shares. This cash compensation is calculated on a pro-rata-temporis basis (for the portion of the Vesting Period that has passed), based on the opening share price of the Siemens Share in the XETRA trading (or a comparable successor system) on the last XETRA trading day of the month in which the employment of the Participant ended, the Participant retired or died;

(iii)	in the event of a divestiture of the employing Group Company, if the Participant continues to be employed by a company qualifying as a Group Company with effect as of or immediately after the closing date, the Participant’s rights under the SMP will not be affected;

(iv)	if the Participant does not continue to be employed by a company qualifying as provided above after the closing date in the event of a divestiture of the employing Group Company (due to the termination of employment of that Participant or due to a change in control in the employing Group Company), he / she is only entitled to a cash compensation in lieu of Matching Shares to be calculated in accordance with the provision (ii) above as of the closing date.
With respect to the forfeiture of the entitlement to the cash compensation for (mathematical) fractions of Matching Shares and the calculation of the amount thereof, the preceding provisions of this Section 5.2 shall apply accordingly.
To the extent necessary to prevent or avoid inclusion in income under section 409A of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (“Code”), if a Participant ceases to be employed by a Group Company, any payment under this Section 5.2 will be paid upon the Participant’s “separation from service” within the meaning of section 409A of the Code or if the Participant is a “specified employee” within the meaning of section 409A of the Code, any payment under this Section 5.2 will be paid on the date that is six (6) months following the Participant’s “separation from service” within the meaning of section 409A of the Code.
5.3 Adjustment of Participant’s Entitlement to Matching Shares
In the event that the Company, between the delivery of Investment Shares and the delivery of Matching Shares, while granting a direct or indirect subscription right to its shareholders, increases its subscribed capital by the issue of new shares or issues bonds carrying conversion or option rights, the Managing Board, with respect to all Participants, or the Supervisory Board, with respect to Members of the Managing Board of the Company, is authorised, in its sole discretion, to establish economic equality for the Participants such that the proportionate interest of each Participant immediately following such event will, to the extent practicable, be the same as immediately before such event. Such establishing of equality may be achieved by way of adjustment of the number of Matching Shares to be delivered to Participants. The same adjustment shall apply with respect to the entitlement to the cash compensation for (mathematical) fractions of Matching Shares. However, Participants may not claim establishing of economic equality. In the event of an issue of shares, bonds or option rights in the course of equity-based remuneration programmes of the Company, no equalising compensation will be granted. Establishing of economic equality will be based on the following principles:

(i)	In the event of a capital increase from the Company’s funds by issue of new shares, pursuant to section 218 German Stock Corporation Act (AktG), the entitlement of the Participants to Matching Shares shall be increased in the same proportion as the subscribed capital. In the event that the capital increase from the Company’s funds is conducted without an issue of new shares (section 207 para. 2 sentence 2 AktG), the number of Matching Shares to be delivered shall remain unchanged.

(ii)	In the event of a capital reduction, there will be no adjustment of the number of Matching Shares to be delivered, provided that the total number of shares of the Company’s stock is not changed by the capital reduction or that the reduction is conducted in combination with a repayment of capital or with an acquisition of treasury shares against consideration. In the event of a capital reduction by means of a consolidation of shares without capital repayment and in the event of an increase of the number of shares without a change to the capital (share split), the number of Matching Shares which shall be delivered to Participants shall be reduced or increased, respectively, in accordance with the proportion of the capital reduction or the share split.
In the event that the adjustment of the number of Matching Shares made pursuant to the preceding paragraphs does not result in an entire number of Matching Shares, Participants will be entitled to a cash compensation for any (mathematical) fractions of Matching Shares.
The amount of the cash compensation to be paid to the Participants pursuant to this Section 5.3 will be calculated pursuant to Section 5.4.
5.4 Settlement of Participant’s Entitlement to Matching Shares
The Participant’s entitlement to Matching Shares shall in principle be settled through delivery by the Company on behalf of the respective Grantors of the Matching Shares to the Custody Account (as defined below) or any other custody account used for the administration of the SMP on the first bank working day (meaning any day except Saturdays, Sundays and banking holidays in the State of Hesse or Bavaria in Germany) following the expiry of the Vesting Period or as promptly as practicable. The Matching Shares shall be recorded in the name of the respective Participant in the share register of the Company.
The actual number of Matching Shares transferred to the Custody Account may be reduced by withholdings of any estimated amounts of tax and social security contributions owed by the Participant, if and to the extent such withholdings are required by law and will not already be made pursuant to Section 7. In this case the number of Matching Shares to be delivered will be rounded down to the nearest whole number and the Participant will receive a cash compensation for any (mathematical) fractions of Matching Share to be calculated as follows.
The cash compensation shall be paid to the Participant by the Grantor in Euro or local currency. The amount of the cash compensation shall be calculated with respect to the opening share price of the Siemens Share in the XETRA trading (or a comparable successor system) on the first XETRA trading day following the end of the Vesting Period.

Irrespective of the provisions above, the Grantor reserves the right to pay to the Participant a cash compensation (in Euro or local currency) in lieu of Matching Shares which shall be calculated as provided above.
Cash amounts will be paid directly to the Participants net of applicable tax and social security contributions due by the Participant, if any.
6. Shareholders Rights
Each Participant shall have full shareholders’ rights provided for under German law with respect to his/her Siemens Shares (Investment Shares and Matching Shares) as from the date such Siemens Shares are recorded in the share register of the Company in the name of the Participant.
As long as the Participant’s Siemens Shares are held in the Custody Account, the shareholders’ rights with respect to those shares shall be exercised in accordance with the German Stock Corporation Act, the Company’s Articles of Association and the provisions of the Trust and Custody Agreement attached in the Schedule.
7. Tax Withholding
The withholding of taxes or similar levies (e.g. employee’s social security contributions) in connection with the participation in the Plan will be carried out by the respective employer or Service Provider, as required by the applicable tax or other laws. Any amounts to be withheld by the employer may be withheld from pay or other amounts due to the Participant, unless withholding will be made pursuant to Section 5.4.
Participants are obliged to forward a payment in the appropriate amount to their employer to cover the due taxes and similar expenses, to the extent that the withholdings from pay or other amounts due to such Participant are insufficient. In the event that the Participant does not, upon request of the Group Company, deliver satisfactory proof of payment of such amounts, the Group Company may delay delivery of Matching Shares in its sole discretion.
8. No Right On Continuing Employment
The participation of Eligible Employees in the SMP is voluntary. Purchase of Investment Shares under the SMP shall not confer upon a Participant any rights with respect to establishing or continuing the Participant’s employment with the Company or any Group Company, nor shall it interfere in any way with the Participant’s right or the Company’s or Group Company’s right, as the case may be, to terminate such employment in accordance with the terms and conditions of employment. An individual’s decision not to participate in the SMP or hold Investment Shares for the full Vesting Period will have no consequences on the Participant’s employment with the Company or any Group Company or any entitlements related to his/her employment.
9. Expenses under the SMP
Each Participating Group Company shall bear with respect to its Participants all costs associated with the purchase and delivery of the Investment Shares and/or Matching Shares to the Participant, their operation in the Custody Account under the SMP, and the general administration of the SMP, except for any costs associated with the sale of any shares which shall be borne by the Participant.
Expenses charged to the Participant will be deducted from the proceeds of the sale prior to remittance of the cash amounts.
10. Administration of the SMP
The Company, acting on behalf of all Participating Group Companies, has entered into an agreement with the Service Provider for the purpose of administration of the SMP and providing trust and custody services with regard to the Participants’ Siemens Shares (Investment Shares and Matching Shares) under the SMP (“Service Agreement”). The Service Provider will provide the required administration services to the Participants via an internet-based platform (currently UBS Deutschland AG’s platform called “EquatePlus”) and through a call center.
In case of termination of the Service Agreement with the Service Provider the Company will procure that appropriate substitutional services be provided by another service provider which the Company will appoint at its sole discretion.
11. Custody of Siemens Shares
All Siemens Shares acquired by any Participant under the SMP shall be held in a collective custody account opened in the name of the Service Provider, subject to the terms and conditions of the Trust and Custody Agreement to be entered into between each Participant and the Service Provider, a sample of which is attached in the Schedule (“Custody Account”) and which shall be incorporated by reference into the Rules and treated as part of the Rules. The Trust and Custody Agreement between the individual Participant and the Service Provider will be entered into by the Participant submitting a purchase order during the applicable Offering Period, thereby accepting the Rules and the terms of the Trust and Custody Agreement.
Each Participant may request transfer of Siemens Shares from the Custody Account to his/her personal securities account or sale of Siemens Shares directly from the Custody Account. If such transfer or sale occurs with respect to Investment Shares prior to the delivery of the relating Matching Shares or cash compensation for any (mathematical) fractions of Matching Shares, all entitlements to Matching Shares or the said cash compensation corresponding to the transferred or sold Investment Shares will be forfeited. This does not apply in the event that the Service Agreement with the Service Provider terminates, and that the Siemens Shares are transferred from the Custody Account to the collective custody account of the newly appointed service provider. In such case, all entitlements to Matching Shares or cash compensation for any (mathematical) fractions of Matching Shares shall remain unaffected.
12. Information of Participants regarding their Siemens Shares
The Service Provider will provide to each Participant an annual statement of his/her holdings under the SMP and a transaction confirmation upon completion of any transaction on Siemens Shares held in the Custody Account. Such statements and confirmations will, in principle, be made available via the internet-based platform (EquatePlus or successor platform), but will be sent by mail to Participants without access to such platform. In respect of any communication to be sent to the Participant by mail, each Participant agrees to inform his/her employing Group Company and the Service Provider of any change of address.
13. Modification of the Plan Rules
The Managing Board of the Company may amend at any time the Plan Rules subject to appropriate information of the Participants. However, the rights and obligations under any rights acquired before amendment of the Plan Rules shall not be impaired by any amendment of the Plan Rules, except with the consent of the Participant to whom such rights were granted, or except as necessary or advisable to comply with any laws or governmental regulations.
To the extent the amendment may have any impact on Participants who are members of the Managing Board of the Company, any such decision shall be taken by the Supervisory Board of the Company.

Schedule
Trust and Custody Agreement
between the Eligible Employee participating in the Siemens Group Share Matching Plan for Senior Managers and Employees (“SMP”)
- hereinafter the “Trustor” -
and
UBS Deutschland AG, Stephanstr. 14-16, 60313 Frankfurt am Main, Germany
- hereinafter the “Trustee” -
the Trustor and the Trustee together hereinafter the “Parties”
Capitalized terms used in this Trust and Custody Agreement and not defined herein shall have the meanings ascribed to them in the SMP Plan Rules.
     Preamble
As an employee of Siemens Aktiengesellschaft (hereinafter the “Company”) or one of its controlled affiliated companies that elects to participate in the SMP, the Trustor will be offered to purchase Company shares (hereinafter “Investment Shares”) and to receive further Company shares free of charge subject to the terms of the SMP (hereinafter “Matching Shares”). The Trustee has been commissioned by the Company, acting on behalf of all Participating Group Companies, with the task of administering the SMP and any Siemens shares acquired within the context of the SMP and held on the Custody Account, as determined below.
To this end, the Parties establish a custody and trust relationship in order to authorize and regulate the exercise by the Trustee of shareholders’ rights and to regulate the Parties’ respective rights and obligations in respect of Siemens Shares acquired or received under the SMP by the Trustor as follows:
1	Conclusion of the Agreement

This Agreement shall be validly concluded by submitting a purchase order during the Offering Period of the applicable Tranche in accordance with the terms and conditions of the SMP, except that it shall not enter into effect, if the Trustee is prevented from doing so by law (e.g. relating to anti-money-laundering or terror-financing).

The purchase order may be submitted (i) electronically via EquatePlus or via another internet-based platform provided by the Company, or (ii) orally by using the call center(s) provided for by the Trustee, or (iii) if applicable, in writing on the forms provided by the Company for this purpose.

2	Custody Agreement / Establishment of Trusteeship / Authorization

2.1	The Trustor hereby authorizes the Trustee to keep in custody his/her Investment Shares and Matching Shares, subject to their delivery to the Trustee by the Company or the Group Company, as the case may be, within the context of the SMP. Therefore, the Trustee is hereby authorized and directed to open a custody account in its own name (“Custody Account”) and hold the respective Investment Shares and Matching Shares for custody therein. Investment Shares and Matching Shares held in the Custody Account are referred hereinafter as “Trust Shares”. The Trustor remains the legal owner of such Trust Shares, and as such is to be registered in the Company’s share register. The Trustee shall assist in any reasonable kind and by any reasonable means in effecting the registration of the Trustor’s Trust Shares in the Company’s share register.

2.2	As soon as reasonably practicable, the Trustee shall report to the Trustor individually the number of Trust Shares deposited in the name of the Trustor in the Custody Account according to his/her purchase order submitted during the applicable Offering Period or delivered free of charge according to the SMP provisions.

2.3	The Trustor undertakes to make any declarations and to perform any measures required for the custody of the Trust Shares.

2.4	Furthermore, the Trustor authorizes the Trustee as per section 185 German Civil Code (BGB) to exercise on a fiduciary basis all shareholders’ rights (that is to validly hold, exercise and dispose of Trustor’s shareholder rights including their transfer) in respect of the Trust Shares owned by Trustor — except for the entitlement to participate in and to exercise the voting rights in general shareholders’ meetings of the Company (Ermächtigungstreuhand, trust based on authorization). The Trustee accepts the trust and custody assignment as well as the authorization.

2.5	These agreements on trusteeship and custody as well as the authorization also apply for any further Investment Shares and Matching Shares that the Trustee will be assigned to keep in custody and to exercise shareholder rights on a fiduciary basis in the future.

3	Content of the Trusteeship

3.1	The Trustee undertakes to keep in custody the Trust Shares of the Company on behalf of the Trustor and to exercise the legal power transferred by the Trustor over to it on a fiduciary basis in its own name, but for the benefit of the Trustor.

3.2	The Trusteeship also applies for all sums of money which the Trustee shall collect in connection with the Trust Shares (e.g. dividends). The Trustee shall pay such sums into a trust deposit clearing account.

3.3	The Trust Shares held in the Custody Account shall be freely transferable; therefore, the Trustor may instruct the Trustee at any time to execute a transfer or sale. Transfer requests and sell orders may be made using EquatePlus or the Call Center. The respective Trust Shares will be transferred or sold by the Trustee upon such request.

4	Obligations of the Trustee

4.1	The Trustee undertakes to refrain from any disposal and/or encumbrance (e.g. transfer/assignment, pledging, granting of usufruct, etc.) in respect of the Trust Shares and of the amount in the Trust deposit clearing account to be credited to the Trustor. However, the Trustee shall be allowed to execute a transfer or sale of Trust Shares upon instruction of the Trustor.

4.2	Before exercising the shareholder rights assigned to the Trustee pursuant to this Agreement, the Trustee shall obtain the instructions of the Trustor and shall comply with these instructions. The Trustee is not obliged to verify the compliance of the Trustor’s instructions with the provisions of the SMP. Where, in cases of urgency which do not allow for a delay, it is not possible to obtain the Trustor’s instructions in advance, the Trustee shall act, taking into account interests of the Trustor, according to its best judgment and with due consideration of its obligations.

4.3	The Trustee undertakes to remit or pay to the Trustor any amount it receives as a result of the business activity relating to the Trust Shares (e.g. dividends, profits, any other remuneration including any proceeds from liquidation), or to make use of such accordingly, as stipulated. The Trustee is entitled to deduct its expenses as described in Section 5 below to the extent that such expenses are not paid by the Participating Group Company. The Trustee shall provide the Trustor with the transaction confirmation without undue delay after each transaction relating to the Trust Shares. Such confirmations as well as annual account statements will, in principle, be made available via EquatePlus, but will be sent by mail to Trustors without access to EquatePlus.

4.4	The Trustee can, at its own discretion, but within the scope of any restrictions as provided for in the Service Agreement with the Company, call on the services of third parties in fulfillment of its duties, or transfer these duties to third parties. The Trustee shall inform the Trustor of these third parties and of the tasks undertaken by the third party on behalf of the Trustee. The Trustee is responsible for such third party (section 278 BGB).

5	Remuneration, Refund of Expenses

5.1	Except as provided otherwise below, the Trustee shall not be entitled to any fees or charges or reimbursement of costs or expenses from the Trustor.

5.2	The Trustee shall be entitled to refund for any expenses (including any statutory value added tax, if applicable) which are incurred by the Trustee due to its proper fulfillment of this Agreement.

5.3	Unless stipulated otherwise in this Agreement, the remuneration and reimbursement of cost and expenses of the Trustee in relation to its services rendered under this Agreement are governed by separate agreement between the Trustee and the Company.

5.4	The Trustor shall bear all fees and third-party expenses (e.g., stock exchange fees) deriving from the sale of his/her Trust Shares held in the Custody Account. Any share sale shall be charged with a fee of 0.40 % of the transaction volume, minimum fee EUR 15.00. Such fees and expenses will be deducted from the proceeds of the sale prior to remittance of the cash amounts to the Trustor.

6	Communication / Use of the “EquatePlus” Online Administration System

6.1	For the purposes of communication with the Trustee, the Trustee shall make available to the Trustor an Internet web page set up on request of the Company within the Trustee’s online administration system “EquatePlus” in order to administer the Trust Shares in accordance with the following terms of this Section 6, and shall grant the Trustor the corresponding entry and access rights.

6.2	The Trustee can change the functionalities or the content of this web page at any time, or restrict the use of or access to the web page or individual functions thereof, as appropriate and necessary. If the Trustor acts in breach of the rules established for the use of this web page, the Trustee may exclude him temporarily or permanently from the use of this web page.

6.3	The Trustor is responsible for preventing and excluding any unauthorized use of his/her user identification and his/her password for the call centre and the web page. If the Trustor becomes aware of any unauthorized use of his/her user identification and of his/her password, he/she must inform the Trustee accordingly, without delay.

6.4	The Trustee is not responsible for errors or damages which might arise from the use of e-mails or from an unauthorized use of the Trustor’s user identification and password in breach with the provisions of this Agreement, unless the Trustee was or should have been aware of such unauthorized use. All information provided to the Trustee in connection with use of the web page shall be recorded and stored, and kept available for checking by the Trustee’s management, auditors and by the regulatory authorities.

6.5	The web page shall contain specific electronic functionalities designed to submit instructions, requests, authorizations, or personal details to the Trustee. This information may also be passed on through the call centre provided. The transmission of instructions, requests or authorizations relating to the rights of the Trustor in accordance with the SMP and for the Trust Shares and the transmission of personal credit details (including credit card numbers), changes of address, communication in confirmation of a change of user identification and pass word or other time-sensitive instructions must not be sent to the Trustee via e-mail.

6.6	The web page shall be accessible through the Internet by means of publicly available web browsers and software.

6.7	Such web page does not represent any offer for the purchase or sale of securities and must not be regarded as providing advice in legal, taxation and investment matters. The Trustee provides no guarantee that any materials published on this web page by third parties are accurate, complete and up-to-date and bears no liability for opinions and recommendations published on this web page by third parties.

6.8	The information available through the web page is not the official record of the Trustor’s entitlements under the SMP.

6.9	The information on this web page, including text, graphic presentation, illustrations and audio and video clips, is protected by copyrights, proprietary rights, trademarks and/or other intellectual property rights and these are controlled by the Trustee, unless stipulated otherwise. The information contained therein may be used or printed out for personal use only. The materials provided on this web page may not be used without the prior written consent of the holder of the copyright or any other protected right.

6.10	If such web page should contain links to other web pages containing information on other companies, organizations or persons, the Trustor acknowledges that these other web pages cannot be influenced by the Trustee. Accordingly, the Trustee is not responsible for the information or links to be found on such pages. The Trustee provides such links only as a service and has not tested or checked the software or information to be found on such web pages. The fact that the Trustee provides a link to another web page does not mean that the Trustee has access to such pages, their content or to the participants in this other web page. Third parties not associated with the Trustee may make the links to these other web pages available. The Trustor acknowledges that the use of software or information from the Internet is associated with a general risk.

7	Personal Data

The Parties acknowledge, that the Trustor has agreed, agrees, or will agree, in connection with his/her participation in the SMP, to the collection, processing and use of his/her personal data in the manner, and under the circumstances, described in the Data Privacy Consent Declaration, which is attached as Exhibit 1, and the documents cited therein. The Trustee and any third parties involved by it pursuant to Section 4.4 shall be entitled to handle the Trustor’s personal data in the same said manner and under the same said circumstances to the extent that it serves the purposes and the execution of this Agreement.

8	Taxes and Levies

The Trustor is debtor of, and responsible for, all taxes and social security levies arising in connection with the Trust Shares and the proportional amount attributable to the Trustor in the trust deposit clearing account. The Trustor is responsible for passing on to the Trustee the correct data required for the calculation and payment of taxes and levies due from the Trustor. The Trustee can not accept exemption orders of the Trustor and non-assessment notes.

9	Indemnification / Liability

9.1	At the request of the Trustee, the Trustor shall entirely indemnify the former in connection with all obligations arising from the fiduciary exercise of shareholder rights under the Trust Shares by the Trustee in accordance with this Agreement, unless the Trustee has acted contrary to the instructions of the Trustor. If the Trustee has already fulfilled any such obligation, then it may demand refund from the Trustor.

9.2	This indemnification also applies to any taxes and levies of any kind to be paid by the Trustee in connection with the Trust Shares.

9.3	The Trustor is aware that certain of the Trustee’s services are provided in the form of electronic communication and that the Trustee provides neither warranty nor guarantee (1) that these services will be provided without interruption and/or fault, (2) for the results arising out of the use of these services, and (3) for the execution in good time, accurateness, completeness or content of information or of transactions being provided by means of these services or in connection with the use of a software program by the Trustor.

9.4	Where it is not possible for one party to fulfill any contractual obligation due to reasons of force majeure, this failure to fulfill does not represent a breach of contract as long as the case of force majeure persists and the relevant party applies all necessary and reasonable efforts, including the application of alternative resources, to fulfill its contractual obligation to the greatest possible extent. The party hindered in fulfillment of its contractual obligations by an instance of force majeure must inform the other party accordingly, without delay, describing the instance of force majeure in detail.

10	Clarification of Risk

The Trustor confirms that he/she is aware of the risks associated with securities services and ancillary securities services and of the risk to lose the invested capital in part or in total.

11	Transfer of Rights

The Trustor must inform the Trustee without delay if he/she transfers over to any third party any individual, or all, claims and rights in accordance with this Agreement.

12	Termination of Contractual Relationships

12.1	Both the Trustee and the Trustor may properly terminate this contractual relationship with 1 (one) month’s written notice to the end of a month. The right to extraordinary termination remains unaffected by this arrangement. In any case this contractual relationship ends with the termination of the Service Agreement between the Company and the Trustee with respect to the administration of the SMP.

12.2	Upon termination of this Agreement, the Trustor holds a claim against the Trustee for return of the Trust Shares and the transfer of the portion of the trust deposit clearing account attributable to the Trustor. The Trustee must issue to the Trustor the statement of account in respect of expenses and earnings, without delay.

12.3	In the event of a termination of this Agreement due to the termination of the Service Agreement between the Company and the Trustee, the Trustee shall transfer the Trust Shares and any portion of the trust deposit clearing account attributable to the Trustor to the collective custody account of a newly appointed service provider as notified to the Trustee by the Company on behalf of the Trustor.

12.4	In the event of a termination of this Agreement for any other reason, the Trustee shall request in writing from the Trustor to notify the Trustee of his/her personal account(s) to which the Trust Shares and any portion of the trust deposit clearing account attributable to the Trustor shall be transferred. Upon such request the Trustee shall provide the Trustor without undue delay of such information, and the Trustee shall thereupon effect such transfer without delay. In the event that the Trustor does not inform the Trustee of his/her account details within four months of the termination, the Trustee shall be entitled to sell the respective Trust Shares and transfer the sales proceeds, less applicable fees and expenses, to an account designated by the Company on behalf of the Trustor, provided that the Trustee upon termination of the Agreement has also informed the Trustor in writing accordingly of such Trustee’s right in case of a failure of the Trustor to deliver new account information in time.

13	Miscellaneous

13.1	The Trustor shall inform the Trustee of any changes in his/her personal data in the online administration system “EquatePlus” or via the Call Center without undue delay.

13.2	Any changes and/or additions to this Agreement, including to this Section, must be applied in written form to be effective.

13.3	This Agreement is subject to German law. The place of jurisdiction for all disputes arising out of and connected with this Agreement is — to the extent permissible — Frankfurt am Main.

13.4	If any provision of this Agreement should be or become ineffective, in part or in full, this does not result in the other provisions being ineffective. The Parties agree to replace the ineffective provision with an effective provision that as closely as possible achieves the sense and purpose — particularly from an economic point of view — of the ineffective provision, or what would have been agreed if the ineffectiveness of the provision had been realized at the time of drafting.

13.5	The same applies should this Agreement be found to contain any gap.

13.6	The Trustee’s General Business Conditions attached as Exhibit 2 apply supplementary. In case of a conflict, the provisions of the SMP document and this Agreement shall prevail.
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